

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2013

<u>Via E-mail</u>
Kimberly S. Bowers
Chairman of the Board, Chief Executive Officer and President
CST Brands, Inc.
One Valero Way
Building D, Suite 200
San Antonio, Texas 78249

> **Re: CST Brands, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 13, 2013**
> **File No. 333-191162**

Dear Ms. Bowers:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note the structure of the proposed two-step transaction that Valero Energy Corporation ("Valero") may engage in to distribute your shares of common stock to the public via the debt exchange party. Please provide us a detailed analysis addressing how this two-step structure complies with Section 5 of the Securities Act of 1933, including any exemptions or exclusions upon which the parties involved intend to rely. In your analysis, please also address the following issues:

    - The basis for registering the shares prior to completion of the debt exchange, or the exemption from registration relied upon in connection with such exchange. In particular, if you intend to rely on Section 2(a)(3) of the Securities Act to exclude the exchange from the definition of "sale," please provide the analysis by which you concluded that Valero directly or indirectly controls you.

- Whether Valero is properly characterized as a selling shareholder in the offering if it previously sold the shares to the debt exchange party in exchange for the satisfaction and discharge of certain short-term debt obligations, and it will not receive any proceeds for the offering.

- Whether the debt exchange party should be characterized as an underwriter in the offering, rather than simply an affiliate of one of your underwriters.

Prospectus Cover Page

2.   Please revise the cover page of your prospectus to identify the underwriters, or at least the lead underwriter. Please tell us when you will identify the debt exchange party as well.

The Underwriting and Exchange, page 9

3.   We note your indication here that the debt exchange party will place "a portion of the shares sold in this offering with the other underwriters and the underwriters will sell the shares to investors in this offering." If only a portion of the shares received by the debt exchange party will be placed with the other underwriters, please clarify what the debt exchange party will do with the shares it retains. We presume the debt exchange party will also offer those shares to investors in this offering, but please clarify.

Risk Factors, page 15

4.   We note that, in your second quarter 2013 earnings conference call on August 13, 2013, you mentioned the impact of a 3 week construction worker strike in Canada on your same store sales growth. Please consider the effect of this and other similar labor issues on your business and discuss in a risk factor, as appropriate.

Volatility in crude oil and wholesale motor fuel costs. . .page 19

5.   We note that, according to your MD&A, volatility in the price of motor fuel and crude oil have had a material negative impact on your revenue in recent periods. Please prominently address this issue within your risk factor section.

Item 15. Recent Sales of Unregistered Securities, page II-2

6.   Please disclose the recent sale of your 5.00% Senior Notes due 2023, consummated on May 1, 2013. Please see Item 701 of Regulation S-K.

 Index to Exhibits, page II-4

7.   We note that you plan to file certain exhibits by amendment, including your legality opinion. Please note that we may comment on this and other documents and allow for sufficient time for our review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Kimberly S. Bowers
CST Brands, Inc.
October 11, 2013
Page 4

    Please contact Liz Walsh, Staff Attorney, at (202) 551-3696, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Gerry Spedale, Esq.